SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Amendment No. 1(1)

                            ICN PHARMACEUTICALS, INC.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   44 8924 100
                                   -----------
                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 1, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box |_|.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100                 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      SSP - Special Situations Partners, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS:

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       |_|
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:

                        5,585,100(1)
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY             NONE
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER:
     EACH
  PERSON WITH           5,585,100(1)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      5,585,100(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      7.1%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:

      IV
--------------------------------------------------------------------------------

(1) See Item 5

            The Statement in Schedule 13D, dated November 15, 1999 and filed by the undersigned with the Securities and Exchange Commission on November 15, 1999 relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc. is hereby amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented by addition of the following:

            From November 15, 1999 through December 3, 1999 SSP acquired an additional 520,500 shares of Common Stock at prices ranging from $24.28 to $25.67 per share, or an aggregate purchase price of approximately $12.9 million, which was paid in cash from working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby supplemented by addition of the following:

            Subsequent to November 15, 1999 representatives of SSP met with a member of the Company's Board of Directors to establish initial contacts with the Company and to set up a meeting with its Chairman. A second meeting was held recently between representatives of SSP and: (i) the Chairman of the Company,
(ii) its President and Chief Operating Officer, (iii) its Chief Financial Officer and (iv) an outside director. At this meeting representatives of SSP presented to the Company their analysis of potential avenues which they believe could help to maximize the value of the Company's shares in the short to medium term. During this meeting, the Chairman confirmed to the representatives of SSP that the Company is already considering a number of these alternatives. The discussion covered a possible financing or refinancing, the spin-off or other disposal of certain major assets of the Company, and use of the proceeds or consideration received for repurchase by the Company of a substantial proportion of its outstanding share capital. While further review is required to determine the feasibility of these proposals, the meeting was constructive since there was general consensus, from both sides, on the need for strong remedial action to be taken in the near term to restore the Company's share price.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) and (b) has been restated in full to reflect additional shares of Common Stock purchased by SSP as follows:

            (a)(b) On the date hereof, SSP owns directly an aggregate of 1,907,100 shares of Common Stock, which shares constitute, to the best knowledge of SSP, approximately 2.4% of the issued and outstanding shares of Common Stock on the date hereof. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. In addition, SSP is the beneficial owner of currently exercisable options to purchase an aggregate of 3,678,000 shares of Common Stock. In the event of exercise of such options SSP would own 5,585,100 shares of Common Stock (or approximately 7.1%). This number does not include put options sold by SSP covering 155,000 shares. If the holders of all put options were to exercise the "put" rights, SSP would own an additional 155,000 shares of Common Stock representing an additional 0.2% for an aggregate beneficial ownership of

7.3%.

            As the parent of SSP, Sterling is deemed to be the indirect beneficial owner of the shares of Common Stock and options held directly by SSP.

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1999

                                    SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                    By: /s/ Eric Knight
                                        ----------------------
                                        Name:  Eric Knight
                                        Title: General Manager


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